Exhibit 99.1

Meten EdtechX Announces Financial Results for the Fourth Quarter and Full Year ended
December 31, 2019 and the First Quarter ended March 31, 2020

Significant Investment in 2019 to Reinforce Platform for Future Growth

Resilient Performance in Q1 2020 Supported by Accelerated Growth in Online ELT

Successful Combination of Meten International Education Group and EdtechX Holdings
Acquisition Corp. Completed to Create Meten EdtechX

Shenzhen, May 29, 2020 — Meten EdtechX Education Group Ltd. (NASDAQ: METX) (“Meten EdtechX” or the “Company”), a leading English language training (“ELT”) service provider in China, today announces its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019 and the first quarter ended March 31, 2020.

	Q4 2019		FY 2019		Q1 2020
	RMB (m)	YoY (%)	RMB (m)	YoY (%)	RMB (m)	YoY (%)
Gross billings	350.1	(14.4%)	1,510.5	6.1%	124.5	(62.8%)
Revenue	352.9	(1.9%)	1,447.9	1.7%	181.6	(42.3%)
EBITDA[1]	(143.2)	(1,179.1%)	(156.2)	(228.3%)	(89.0)	(165.9%)
Adjusted EBITDA[1]	(40.0)	(227.3%)	(31.4)	(121.8%)	(87.4)	(208.1%)
Net (Loss)/Income	(165.5)	(1,853.0%)	(225.1)	(521.1%)	(101.7)	(141.3%)
Adjusted Net (Loss)/Income[1]	(62.3)	(7,607.0%)	(100.3)	(232.2%)	(100.1)	(170.1%)

Q4 2019 & FY 2019 Highlights

●	Q4 2019 revenue was down 1.9% year-on-year to RMB 352.9 million (US$ 50.7 million); FY 2019 revenue was up 1.7% year-on-year to RMB 1,447.9 million (US$ 208.0 million)

●	Q4 2019 adjusted EBITDA declined to a loss of RMB 40.0 million (US$ 5.7 million); FY 2019 adjusted EBITDA was a loss of RMB 31.4 million (US$ 4.5 million), down from a gain of RMB 144.1 million in FY 2018

[1]	Non-GAAP measure. For more information about non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” at the end of this release.

●	Q4 2019 net loss was at RMB 165.5 million (US$ 23.8 million), up from RMB 8.5 million in Q4 2018; FY 2019 net loss was at RMB 225.1 million (US$ 32.3 million), compared with net income of RMB 53.4 million in 2018

●	2019 performance reflects one-off investments undertaken during 2019 to enhance the Company’s curriculum, integrate ABC Junior and accept a share of WEBi’s students after its wind-down

Q1 2020 Highlights, COVID-19 Impact & Merger Transaction

●	Merger between EdtechX Holdings Acquisition Corp. (“EdtechX Holdings”) and Meten International Education Group (“Meten International” or “Meten”) was successfully completed in Q1 2020, creating a player strategically positioned to capitalize on consolidation and digital growth opportunities in the Chinese education sector

●	Continuous services were provided throughout the COVID-19 crisis with offline students offered online tuition following temporary closure of the learning centers

●	Q1 2020 revenues were RMB 181.6 million (US$ 25.6 million), down 42.3% from RMB 314.8 million in Q1 2019

●	Online revenues were up 48.6% year-on-year in Q1 2020 to RMB 77.0 million (US$ 10.9 million) (Q1 2019: RMB 51.8 million)

●	Revenue generation was further supported by the launch of Japanese language training service through its subsidiary, JTalk, which achieved gross billings of RMB 500 thousand (US$ 70.6 thousand) in March 2020 alone

●	Proactive actions were taken to mitigate the negative effect of COVID-19 by reducing operating expenses

●	Adjusted EBITDA amounted to a loss of RMB 87.4 million (US$ 12.3 million), compared to a loss of RMB 28.4 million in Q1 2019

●	Net loss was RMB 101.7 million (US$ 14.4 million), a 141.0% decrease from RMB 42.2 million in Q1 2019

●	Online business recorded a net profit of RMB 5.7 million (USD$ 800 thousand), compared to a net loss of RMB 10.2 million in Q1 2019

Alan Peng, Chief Executive Officer of Meten EdtechX commented:

“We are pleased to report our financial results today as a new entity, Meten EdtechX, following the successful combination of Meten International and EdtechX Holdings on March 30, 2020.

During 2019, we continued to see strong demand for all our services, especially in our online business, with our digital Likeshuo platform recording 22.6% revenue growth during the year. We also leveraged our strengthened position in junior ELT, following our acquisition of ABC Junior in 2018, to capitalize on growing demand for these services across our market. As a result of growing student enrollment, revenue from junior ELT more than doubled, from RMB 65.5 million in 2018 to RMB 167.9 million (US$ 24.1 million) in 2019.

However, the 2019 financial performance was significantly impacted by one-off investments, including the upgrade of our curriculum, the restructure and integration of the ABC Junior business, and the one-off accrued expense from accepting students from WEBi, a major competitor that wound down its business during 2019.

Despite these investments, revenue for the year increased by 1.7% year-on-year to RMB 1,447.9 million, including RMB 352.9 million generated in the fourth quarter. Our adjusted EBITDA was a loss of RMB 31.4 million for the full year with a negative contribution of RMB 40.0 million in the final quarter of the year.

During the first quarter of 2020, the combination of Meten International and EdtechX Holdings to create Meten EdtechX, and the associated capital raise, marked a significant milestone for the Company. The new entity benefits from an enhanced board of directors with significant industry and international experience.

As a consequence of the COVID-19 pandemic, the effects of which have been felt worldwide and in the education sector in particular, all our offline learning centers closed in early February 2020 and remained so for the rest of the quarter.

Thanks to our established online ELT business, a large portion of our offline students took the opportunity to enroll in our online classes, which led to a higher number of hours delivered online versus the same quarter of the previous year. However, the increase in online revenues only partially offset the impact of the learning center closures. As such, total revenue for the first quarter was down 42.3% year-on-year at RMB 181.6 million.

As you would expect, during and beyond the COVID-19 crisis, the health and well-being of our colleagues and students have been our priority, and therefore, the process of reopening of our learning centers is being executed in strict accordance with government guidance. Enhanced hygiene measures are being implemented and student seating adjusted to facilitate effective distancing. As of the end of May, 83 of our learning centers, which generated more than 60% of the gross billings in 2019, have re-opened.

Looking ahead, we believe that events of 2020 will accelerate the trend of growing acceptance of online education which can effectively be combined with face-to-face lessons for an optimal learning experience. At Meten EdtechX, we are well placed to benefit from this trend and remain fully committed to our medium-term growth strategy.”

Operational Developments

	Q4 2019		FY 2019		Q1 2020
Student enrollments	28,283	(12.8)%	123,445	4.5%	12,181	(57.4)%
Course withdrawal rate (1) (%)	11.0%	+1.3%	10.9%	+1.3%	11.5%	+0.7%

(1)	Refers to the amount of refunds issued in a specific period of time as a percentage of the sum of the amount of gross billings and the amount of refunds for such period.

	December 31, 2019		March 31, 2020
Number of self-operated learning centers*	132	9.1%	128	6.7%
Number of franchised learning centers*	16	0%	17	6.3%

(change versus previous quarter)

Q4 2019 & FY 2019 Developments

In line with its strategy, during 2019, the Company made several major investments into the business to reinforce its leading position in the market and build a strong platform for future growth.

Curriculum upgrade

Rollout of the Company’s new “Explore Curriculum”, developed through a strategic collaboration with the renowned National Geographic Learning, was completed across all learning centers by May 2019. This resulted in a lower number of course hours delivered during the rollout period but has since received positive feedback from students and is expected play a key role in attracting and retaining students going forward.

Integration of ABC Junior

Following the Company’s acquisition of ABC Junior in 2018, aimed at accelerating the Company’s expansion into the regional mid-size market of China, the newly-acquired ABC learning centers were fully integrated within the Company’s operations. Benefits of these efforts are expected to be reflected in future financial performance, once operations are normalized post-COVID-19. The Company expects the ABC network of learning centers to be profitable in 2021.

Acceptance of WEBi students

Following the wind-down of WEBi, Meten EdtechX accepted a share of that Company’s student base for the duration of their contracts, free of charge. While this resulted in one-off costs during 2019, it allowed Meten EdtechX to capture a greater share of the ELT market and enhance its reputation as a responsible leading player in the ELT market.

Growing student base

Student enrollment was down 12.8% year-on-year in the fourth quarter but increased 4.5% for the year of 2019, supported by the 11.3% growth in online enrollment during the year.

Gross billings declined by 14.4% year-on-year during the fourth quarter to RMB 350.1 million (US$ 50.3 million) (FY2019: RMB 1,510.5 million), supported by the above-mentioned initiatives.

Leveraging the Company’s efficient omnichannel business model, customer acquisition cost remained stable at RMB 3,940 (US$ 566) per student in the fourth quarter, or RMB 3,520 (US$ 506) for the full year. Thanks to synergies between the Company’s online and offline operations, 14% of offline students also enrolled in online courses by the end of 2019.

Enhanced reach and service offering

Development of the Likeshuo online learning platform continued throughout the year. The platform featured 1.2 million registered and over 227,000 paying users at year-end.

The Company further strengthened its high caliber base of teachers through the recruitment of an additional 430 staff during the fourth quarter of 2019.

Q1 2020 Developments and COVID-19 Impact

Response to COVID-19

The Company’s operations were significantly impacted by the outbreak of COVID-19 across China in January 2020. In line with regulatory guidelines, Meten EdtechX temporarily closed all its learning centers in early February 2020. Leveraging its omnichannel business model, the Company promoted its online ELT service among its offline customer base. At March 31, 2020, approximately 19,000 students, representing 52% of Meten EdtechX’s offline student base, had taken up online courses with the Company (excluding those enrolled on the Likeshuo platform). A further 1,400 offline students enrolled onto the Likeshuo online platform during the first quarter of 2020.

While continuous service was provided throughout the first quarter 2020, overall course hours and student enrollment experienced a temporary decline during the quarter. The resulting decrease in gross billings and the number of student enrollment for offline ELT services was partially offset by growth in the online ELT business. During the first quarter of 2020, gross billings reached RMB 124.5 million (US$ 17.6 million), a 62.8% decrease from RMB 334.8 million (US$ 47.3 million) in Q1 2019.

To mitigate the effects of the COVID-19 pandemic, Meten EdtechX took action to reduce its operating expenses, including labor costs, marketing expenses and overall administrative expenses. The Company also negotiated various rent concessions for certain leased properties from its landlords. These efforts resulted in a reduction in operating costs from RMB 120.0 million per month to RMB 90.0 million, sufficient to preserve cash flow generation even at lower gross billings caused by the COVID-19 pandemic.

As part of its relief efforts, the Company provided 100,000 live online courses to students free of charge, including 23 free live broadcasts, which had 30,578 students and 3,613 simultaneous online users per broadcast.

Leveraging growth in online ELT

Despite the pandemic, the total number of lessons delivered during the first quarter was 420,000, up 250,000 year-on-year. The Company delivered more than 700 hours of free online courses during the period.

To capitalize on rapid growth in demand for online education, Meten EdtechX recruited 1,000 new online teachers during the first quarter of 2020, up 130% compared to the fourth quarter of 2019. In addition, 160 additional senior offline sales team members joined the Company’s online sales team.

To ensure the highest quality of lessons, the Company provided training in online education for its offline teachers nationwide to enable them to modify their teaching methods for the online environment from the outset. The same training was provided to the Company’s quality control team to ensure they are well placed to monitor performance and provide feedback.

Furthermore, senior marketing and sales teams across the offline network received additional training to facilitate marketing of the online platform and seamless customer service.

To further broaden its service offering, in the first quarter of 2020, Meten EdtechX launched online Japanese language training through its subsidiary, JTalk, formed in partnership with a leading Japanese education brand in China which caters predominantly to corporate customers. The Company delivered nearly 300 course hours during the quarter to 60 corporate customers.

Re-opening of learning centers post-COVID-19

Since the end of the first quarter, following a decline in the number of newly confirmed COVID-19 cases in China, the Company gradually re-opened some of its learning centers, in accordance with the applicable regulatory guidance. As of May 29, 2020, 83 of Meten EdtechX’s learning centers have resumed operations. These 83 learning centers generated approximately 62% of the Company gross billings in 2019. By the end of June 2020, the Company expects to have 132 learning centers (91% of total) re-opened, with only those located in the Hubei province and North Eastern China without a definitive plan for re-opening. If re-opening proceeds as currently anticipated, this will allow the Company to capitalize on the seasonally high demand for English lessons during the summer months.

To facilitate the re-opening of the learning centers, the Company’s management has formulated and implemented emergency response measures, including: (i) establishing a disease prevention and control task force, led by the Chief Executive Officer; and (ii) committing to conduct full disinfection and ventilation of learning centers before they re-open, establishing students’ health condition and taking body temperature measurements prior to returning to class. Further measures have been introduced to ensure continuous social distancing within classrooms and enhanced hygiene levels.

Successful Completion of Merger between Meten and EdtechX

The merger between Meten International and EdtechX Holdings, the world’s first special purpose acquisition company focused on investing in the education services and education technology industry, was successfully completed on March 30, 2020.

In connection with the closing of the merger transaction, the combined entity completed a private placement of US$ 32 million from institutional investors including Azimut, a leading Italian asset manager with assets under management of more than US$ 60 billion, and Xiamen ITG Holding Group, a China-based Fortune Global 500 company engaged in a broad range of industries, including education. These investments added to the previous investments into Meten by China International Capital Corporation and private equity funds affiliated with Tsinghua University.

Following the completion of the transaction, the Company founders and management team own approximately 75% of the combined entity, institutional investors own around 21% and EdtechX shareholders 4%.

The transaction is expected to accelerate the expansion of Meten’s ELT offering and its fast-growing digital platform, as well as to fund potential synergistic and accretive acquisitions in China and abroad.

In connection with the transaction, the Company’s warrants have been trading on The Nasdaq Capital Market under the symbol “METXW” since May 27, 2020. The warrants are exercisable to purchase one ordinary share of the Company at an exercise price of US$ 11.50 per share, subject to adjustment. The warrants expire on March 30, 2025.

Financial Results

Revenues

In Q4 2019, revenues amounted to RMB 352.9 million (US$ 50.7 million), marginally down year-on-year (Q4 2018: RMB 359.6 million). For the full year, an increase of 1.7% was recorded, from RMB 1,424.2 million in 2018, to RMB 1,447.9 million (US$ 208.0 million). Results for the year were impacted by aforementioned one-off expenses.

In Q1 2020, revenues amounted to RMB 181.6 million (US$ 25.6 million), down 42.3% year-on-year (Q1 2019: RMB 314.8 million). This decrease in revenues was largely driven by the temporary closure of the Company’s learning centers during the period due to the COVID-19 pandemic.

As a result of continuous enhancements to Meten EdtechX’s digital offering and the impact of COVID-19, revenues for Meten’s online ELT service increased by approximately 48.6% year-on-year. However, this increase only partially offset the negative impact of the learning center closures.

Cost of revenues

The Company’s cost of revenues consists primarily of staff costs, property expenses, depreciation and amortization, and other costs which primarily include consulting fees, foreign teacher-related administrative expenses and teaching materials costs.

In Q4 2019, cost of revenues increased 15.6% year-on-year to RMB 196.6 million (US$ 28.2 million) (Q4 2018: RMB 170.1 million), predominantly due to higher staff costs. For the full year, cost of revenues increased to RMB 755.4 million (US$ 108.5 million), from RMB 628.0 million in 2018.

In Q1 2020, cost of revenues decreased 16.1% year-on-year to RMB 145.0 million (US$ 20.5 million), from RMB 172.8 million, mainly due to savings achieved in sales and marketing and general and administrative expenses as part of the efforts to reduce operating expenses.

Gross profit

In Q4 2019, gross profit decreased by 17.5% year-on-year to RMB 156.4 million (US$ 22.5 million) (Q4 2018: RMB 189.5 million). For the full year, gross profit decreased to RMB 692.5 million (US$ 99.5 million), from RMB 796.2 million in 2018, mainly as a result of aforementioned one-off expenses.

Gross profit margin decreased 8.4 percentage points in Q4 2019 to 44.3%, from 52.7% in the same period of 2018, primarily as a result of the lower prices offered for online ELT products to boost student enrollment. For the full year 2019, gross profit margin was 47.8% compared to 55.9% for 2018. Gross profit margin decreased in 2019 mainly due to the curriculum upgrade and the aforementioned pricing for online ELT.

In Q1 2020, gross profit decreased 74.3% year-on-year to RMB 36.5 million (US$ 5.2 million) (Q1 2019: RMB 142.0 million).

In Q1 2020, gross profit margin declined 25 percentage points to 20.1%, from 45.1% in Q1 2019, due to the negative impact of COVID-19.

Operating expenses

Q4 2019

Selling and marketing expenses amounted to RMB 114.7 million (US$ 16.5 million), up 4.7% year-on-year from RMB 109.6 million in Q4 2018, primarily due to an increase in staff costs in connection with online promotion initiatives.

Research and development expenses increased 14.8% year-on-year to RMB 7.0 million (US$ 1.0 million), from RMB 6.1 million in Q4 2018. This is largely due to higher investment in research and development activities of the Company’s online ELT business.

General and administrative expenses increased to RMB 193.5 million (US$ 27.8 million), from RMB 84.2 million in Q4 2018. The increase in general and administrative expenses was mainly due to (i) an increase in professional consulting service expenses in connection with the attempted initial public offering in 2019, which amounted to RMB 11.9 million (US$ 1.7 million); and (ii) share-based compensation expenses, which amounted to RMB 91.3 million (US$ 13.1 million).

FY 2019

Selling and marketing expenses amounted to RMB 438.0 million (US$ 62.9 million), up from RMB 425.2 million in 2018, mainly due to an increase in staff costs.

Research and development expenses increased to RMB 32.3 million (US$ 4.6 million), from RMB 26.2 million in 2018, largely due to increased investment and research and development activities relating to the Company’s online ELT business.

General and administrative expenses increased 53.4% year-on-year to RMB 449.9 million (US$ 64.6 million) (FY 2018: RMB 293.2 million), mainly due to an increase in staff costs.

Q1 2020

Selling and marketing expenses amounted to RMB 68.6 million (US$ 9.7 million), down 36.8% year-on-year from RMB 108.6 million in Q1 2019, primarily as a result of lower marketing activity due to the temporary closure of offline learning centers.

Research and development expenses increased 18.6% year-on-year to RMB 7.0 million (US$ 1.0 million), from RMB 5.9 million in Q1 2019. This was a result of higher investment in research and development activities of the Company’s online ELT business.

General and administrative expenses decreased 20.3% year-on-year to RMB 65.0 million (US$ 9.2 million) (Q1 2019: RMB 81.6 million), mainly due to the temporary closure of learning centers during the quarter.

Loss from operations

In Q4 2019, loss from operations was RMB 158.9 million (US$ 22.8 million), compared to a loss from operations of RMB 10.4 million in Q4 2018.

For the full year, loss from operations was RMB 227.7 million (US$ 32.7 million), compared to an income from operations of RMB 51.7 million in 2018.

In Q1 2020, loss from operations was RMB 104.1 million (US$ 14.7 million), compared to a loss from operations of RMB 54.1 million in Q1 2019.

Net income / loss

In Q4 2019, net loss was RMB 165.5 million (US$ 23.8 million), compared to a net loss of RMB 8.5 million in Q4 2018.

For the full year, net loss was RMB 225.1 million (US$ 32.3 million), compared to a net income of RMB 53.4 million in 2018.

In Q1 2020, net loss was RMB 101.7 million (US$ 14.4 million), compared to a net loss of RMB 42.2 million in Q1 2019.

Cash flow

Net operating cash outflow for the fourth quarter was RMB 29.2 million (US$ 4.2 million), compared to an inflow of RMB 65.9 million in Q4 2018. For the full year, it was an outflow of RMB 21.6 million (US$ 3.1 million), compared to an inflow of RMB 78.5 million in 2018.

Capital expenditure for Q4 2019 was RMB 16.8 million (US$ 2.4 million) versus RMB 27.9 million in Q4 2018. The decline was mainly related to the opening of a fewer number of new learning centers during the period compared to Q4 2018.

Capital expenditure for full year 2019 stood at RMB 86.5 million (US$ 12.4 million), up from RMB 64.4 million the previous year.

For the first quarter of 2020, net operating cash outflow was RMB 97.7 million (US$ 13.8 million), compared with RMB 41.4 million in Q1 2019, as a result of the negative impact of COVID-19 on the Company’s operations.

Capital expenditure for the first quarter was RMB 3.6 million (US$ 508,000), primarily attributable to decoration costs.

Cash and cash equivalents

As at December 31, 2019, Meten EdtechX had RMB 140.1 million (US$ 20.1 million) of cash and cash equivalents, compared to RMB 174.7 million as at December 31, 2018.

As at March 31, 2020, Meten EdtechX had RMB 152.2 million (US$ 21.5 million) of cash and cash equivalents, compared with RMB 140.1 million of cash and cash equivalents as at December 31, 2019.

Outlook

Following a year of significant investment in 2019 to build Meten EdtechX’s platform for future growth, the successful completion of the merger transaction and a resilient performance in Q1 2020, Meten EdtechX remains committed to its growth strategy based on four key pillars:

1.	Maintain sustainable growth of the online business by investing in systems and product development, offline-to-online cross selling and leveraging the offline network

2.	Further expand offline network coverage focusing on tier 2-4 cities

3.	Enhance and diversify our education service offering, focusing on the general adult ELT business while expanding the junior ELT business

4.	Selectively pursue strategic acquisitions and partnerships by seeking targets with a substantial regional presence and brand recognition, strong content development capabilities, shared values and goals and advanced technological capabilities

The Company expects growth in gross billings to accelerate from July 2020 when 132 centers will be fully operational. Meten EdtechX intends to provide updated guidance for full year 2020 at the time of announcing its Q2 2020 results.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD for the fourth quarter of 2019 and full year 2019 are made at the rate of RMB 6.9618 to US$ 1.00, and all translations from RMB to USD for the first quarter of 2020 are made at the rate of RMB 7.0808 to US$ 1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019 and March 31, 2020, respectively. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019 or March 31, 2020, as the case may be, or at any other rate.

About Non-GAAP Financial Measures

Meten EdtechX’s consolidated financial results presented are in accordance with GAAP. However, to provide meaningful supplemental information regarding its performance, Meten EdtechX uses the following measures defined as non-GAAP financial measures by the SEC:

●	EBITDA: calculated by subtracting net interest income/loss and adding back income tax expense and non-cash expense of depreciation and amortization to a firm’s net income/(loss).

●	Adjusted EBITDA: calculated by removing certain one-off, irregular and/or non-recurring items from EBITDA such as offering expenses and share-based compensation expenses.

●	Adjusted net (loss)/income: calculated by adding back certain one-off, irregular and/or non-recurring items to net income/loss such as offering expenses and share-based compensation expenses.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Results Presentation

The Company’s management team will host a conference call at 08:00 EDT / 13:00 BST / 20:00 CST on Monday, June 1, 2020, to discuss the financial results.

Dial-in details for the conference call are as follows:

Mainland China:	400 810 8228; +86 10 58084199

Hong Kong:	+852 30051355

USA:	+1 646 2543594; 866 636 3243

UK:	+44 20 7660 0166

Participant PIN:	950177

Participants should dial-in at least 5 minutes before the scheduled start time.

For investor and media enquiries, please contact:

Meten EdtechX

Stanley Yang

+86 1851-8513-075

stanley_yts@meten.com

Citigate Dewe Rogerson

Sandra Novakov / Christen Thomson / Eleni Menikou / Lucy Eyles

+44 (0)20 7638 9571

meten@citigatedewerogerson.com

About Meten EdtechX

Meten EdtechX is a leading ELT service provider in China, delivering English language and future skills training for Chinese students and professionals. Through a sophisticated digital platform and nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). It offers superior teaching quality and student satisfaction, which are underpinned by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time.

The Company is committed to improving the overall English language competence and competitiveness of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2020 and full fiscal year 2020, quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the impact of the COVID-19 outbreak on our businesses, the solutions we adopted to mitigate the effects of the outbreak, the impact on our financial performance, the anticipated benefits of strategic growth initiatives and the balancing growth and profitability), the benefits of the Company’s 2019 investments and recent acquisitions, as well as our four key growth strategies, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 outbreak, our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “Meten” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the English language training sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese English language training and private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures, which are different from financial measures calculated in accordance with U.S. GAAP. Such non-GAAP financial measures should be considered in addition to and not as a substitute for or superior to the financial measures calculated in accordance with U.S. GAAP. In addition, the definition of adjusted EBITDA and adjusted net income/loss in this press release may be different from the definition of such terms used by other companies, and therefore, comparability may be limited.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,		As of March 31,
	2018	2019		2020
	RMB’000	RMB’000	US$’000	RMB’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	174,679	140,132	20,129	152,217	21,497
Contract assets	14,208	7,824	1,124	5,184	732
Accounts receivable, net	2,221	28,903	4,152	31,248	4,413
Other contract costs	46,503	54,088	7,769	56,015	7,911
Prepayments and other current assets	104,761	64,790	9,307	33,709	4,762
Amounts due from related parties	28,706	9,662	1,388	2,282	322
Prepaid income tax	12,674	12,265	1,762	13,142	1,856
Total current assets	383,752	317,664	45,631	293,797	41,493
Non-current assets
Restricted cash	14,787	11,599	1,666	11,639	1,644
Other contract costs	7,968	10,114	1,453	3,414	482
Equity method investments	23,426	26,084	3,747	24,841	3,508
Property and equipment, net	211,954	220,118	31,618	179,394	25,335
Operating lease right-of-use assets	-	484,225	69,555	438,353	61,907
Intangible assets, net	36,904	24,968	3,586	23,561	3,327
Deferred tax assets	4,072	4,200	603	4,058	573
Goodwill	276,905	302,158	43,402	291,044	41,103
Long-term prepayments and other non-current assets	46,978	62,435	8,967	62,021	8,759
Total non-current assets	622,994	1,145,901	164,597	1,038,325	146,638
Total assets	1,006,746	1,463,565	210,228	1,332,122	188,131

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of December 31,		As of March 31,
	2018	2019		2020
	RMB’000	RMB’000	US$’000	RMB’000	US$’000
Current liabilities
Accounts payable	13,974	15,714	2,257	21,798	3,078
Bank loans	-	92,000	13,215	90,000	12,710
Deferred revenue	432,083	408,287	58,647	408,798	57,733
Salary and welfare payable	67,892	74,139	10,649	53,243	7,518
Financial liabilities from contracts with customers	423,163	490,095	70,398	426,826	60,279
Accrued expenses and other payables	78,625	48,457	6,960	79,445	11,220
Income taxes payable	3,468	495	71	337	48
Amounts due to related parties	20,073	851	122	4,100	579
Current operating lease liabilities	-	142,155	20,419	145,325	20,524
Total current liabilities	1,039,278	1,272,193	182,738	1,229,872	173,689

Non-current liabilities
Deferred revenue	52,169	60,528	8,694	61,296	8,657
Deferred tax liabilities	23,101	14,085	2,023	10,464	1,478
Non-current tax payable	6,801	26,085	3,747	27,662	3,907
Operating lease liabilities	-	333,613	47,922	287,261	40,569
Total non-current liabilities	82,071	434,311	62,386	386,683	54,611
Total liabilities	1,121,349	1,706,504	245,124	1,616,555	228,300

Shareholders’ deficit
Ordinary shares	219	219	31	37	5
Subscriptions receivable	(219)	(2)	-	(1)	-
Additional paid-in capital	167,514	264,175	37,946	324,585	45,840
Accumulated deficit	(305,858)	(525,262)	(75,449)	(628,396)	(88,746)
Total deficit attributable to shareholders of the Company	(138,344)	(260,870)	(37,472)	(303,775)	(42,901)
Non-controlling interests	23,741	17,931	2,576	19,342	2,732
Total deficit	(114,603)	(242,939)	(34,896)	(284,433)	(40,169)
Commitments and contingencies	-	-	-	-	-
Total liabilities and shareholders’ deficit	1,006,746	1,463,565	210,228	1,332,122	188,131

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Q4 2019	Q4 2019	Q4 2018	FY 2019	FY 2019	FY 2018	Q1 2020	Q1 2020	Q1 2019
	USD’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000
Revenues	50,696	352,932	359,617	207,978	1,447,899	1,424,234	25,644	181,581	314,803
Cost of revenues	(28,237)	(196,581)	(170,115)	(108,500)	(755,356)	(627,996)	(20,485)	(145,048)	(172,772)

Gross profit	22,459	156,351	189,502	99,478	692,543	796,238	5,159	36,533	142,031

Operating expenses:
Selling and marketing expenses	(16,480)	(114,732)	(109,631)	(62,913)	(437,986)	(425,217)	(9,689)	(68,604)	(108,608)
General and administrative expenses	(27,798)	(193,521)	(84,213)	(64,625)	(449,903)	(293,157)	(9,183)	(65,024)	(81,626)
Research and development expenses	(1,001)	(6,968)	(6,103)	(4,644)	(32,333)	(26,178)	(989)	(7,006)	(5,867)

(Loss)/income from operations	(22,820)	(158,870)	(10,445)	(32,704)	(227,679)	51,686	(14,702)	(104,101)	(54,070)

Other income (expenses):
Interest income	137	956	314	235	1,633	1,150	19	133	178
Interest expenses	(131)	(912)	(1)	(352)	(2,453)	(8)	(150)	(1,065)	(351)
Foreign currency exchange gain/(loss), net	1	6	(27)	(3)	(19)	21	(29)	(208)	(3)
Gains on available-for-sale investments	-	-	7	-	-	3,916	-	-	-
Gains on disposal of subsidiaries	-	-	-	84	583	-	-	-	-
Government grants	85	589	1,985	829	5,773	7,817	343	2,426	1,659
Equity in (loss)/income on equity method investments	(134)	(932)	(1,245)	382	2,658	1,668	(176)	(1,243)	2,553
Others, net	138	959	2,204	579	4,044	1,649	(30)	(215)	(63)

(Loss)/income before income tax	(22,724)	(158,204)	(7,208)	(30,950)	(215,460)	67,899	(14,725)	(104,273)	(50,097)

Income tax (expense)/ benefit	(1,050)	(7,312)	(1,267)	(1,380)	(9,608)	(14,454)	360	2,550	7,936

Net (loss)/income	(23,774)	(165,516)	(8,475)	(32,330)	(225,068)	53,445	(14,365)	(101,723)	(42,161)

	Q4 2019	Q4 2019	Q4 2018	FY 2019	FY 2019	FY 2018	Q1 2020	Q1 2020	Q1 2019
	USD’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000
Less: Net (loss)/income attributable to non-controlling interests	(556)	(3,868)	(3,145)	(814)	(5,664)	(3,809)	199	1,411	(1,006)

Net (loss)/income attributable to shareholders of the Company	(23,218)	(161,648)	(5,330)	(31,516)	(219,404)	57,254	(14,564)	(103,134)	(41,155)
Less: Accretion of Redeemable Owners’ Investment	-	-	-	-	-	9,814	-	-	-
Net (loss)/income available to shareholders of the Company	(23,218)	(161,648)	(5,330)	(31,516)	(219,404)	47,440	(14,564)	(103,134)	(41,155)
Net (loss)/income	(23,774)	(165,516)	(8,475)	(32,330)	(225,068)	53,445	(14,365)	(101,723)	(42,161)
Other comprehensive income
Unrealized holding gains on available-for-sale investments, net of income tax	-	-	-	-	-	2,797	-	-	-
Less: Reclassification adjustment for gains on available-for-sale investments realized in net income, net of income tax	-	-	-	-	-	2,937	-	-	-
Comprehensive (loss)/income	(23,774)	(165,516)	(8,475)	(32,330)	(225,068)	53,305	(14,365)	(101,723)	(42,161)
Net (loss)/income per share
- Basic	(0.48)	(3.34)	(0.11)	(0.65)	(4.53)	1.04	(0.30)	(2.13)	(0.85)
- Diluted	(0.48)	(3.34)	(0.11)	(0.65)	(4.53)	1.01	(0.30)	(2.13)	(0.85)
Weighted average shares used in calculating net (loss)/income per share
- Basic	48,391,607	48,391,607	48,391,607	48,391,607	48,391,607	45,626,027	48,442,791	48,442,791	48,391,607
- Diluted	48,391,607	48,391,607	48,391,607	48,391,607	48,391,607	46,997,775	48,442,791	48,442,791	48,391,607

Adjustments:
Offering expenses	1,711	11,911	7,482	4,040	28,123	14,766	-	-	3,158
Share based compensation expenses	13,114	91,297	1,823	13,884	96,661	7,648	228	1,613	1,944

Adjusted Net (loss)/income	(8,949)	(62,308)	830	(14,406)	(100,284)	75,859	(14,137)	(100,110)	(37,059)

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

ADJUSTED EBITDA & ADJUSTED NET (LOSS)/INCOME

	Q4 2019	Q4 2019	Q4 2018	FY 2019	FY 2019	FY 2018	Q1 2020	Q1 2020	Q1 2019
	USD’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000
Net (loss)/income	(23,774)	(165,516)	(8,475)	(32,330)	(225,068)	53,445	(14,365)	(101,723)	(42,161)
EBITDA	(20,573)	(143,234)	13,274	(22,437)	(156,187)	121,701	(12,571)	(89,024)	(33,475)

Offering expenses	1,711	11,911	7,482	4,040	28,123	14,766	-	-	3,158
Share-based compensation expenses	13,114	91,297	1,823	13,884	96,661	7,648	228	1,613	1,944
Adjusted EBITDA	(5,748)	(40,026)	22,579	(4,513)	(31,403)	144,115	(12,343)	(87,411)	(28,373)

Adjusted Net (loss)/income	(8,949)	(62,308)	830	(14,406)	(100,284)	75,859	(14,137)	(100,110)	(37,059)